

May 2, 2014

Via Email
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
100 West Arapahoe Avenue, Suite 9
Boulder, CO 80302

     Re: **NeoMedia Technologies, Inc.**
             Form 10-Q for the Quarterly Period Ended March 31, 2014
             Filed April 30, 2014
             File No. 000-21743

Dear Ms. Marriott:

We have reviewed your letter dated April 11, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 21, 2014.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Change in Estimates, page 6

1. We note from your response to prior comment 1 your assertion that the modification of the valuation technique represents a change in accounting estimate. It appears to us that your change in valuation technique and discount rate might represent a correction of an error that should be reported in 2013. Provide us with a detailed analysis explaining why you believe these changes represent changes in accounting estimates, and identify the

       specific facts and circumstances that changed from December 31, 2013 that lead management to make those changes. In connection with this, explain in detail why the valuation technique and assumptions you used at December 31, 2013 were appropriate at that time but not at March 31, 2014. We refer you to ASC 250-10-45-22 to 45-27. As part of your response, please provide us with a summary of the key assumptions used to determine the fair value of the Senior Debentures as of March 31, 2014.

Revisions to 2013 Interim Reporting, page 7

2. We note from your disclosures that in connection with the completion of your third quarter 2013 and first quarter 2014 reporting, you identified certain errors associated with your first quarter 2013 interim reporting. We further note that you assessed the impact of these errors and concluded that the errors were not material individually or in aggregate to any of the prior reporting periods. Please provide us with your materiality analysis. We refer you to ASC Topic 250-10-S99-1.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

3. If the changes in estimates are deemed a correction of an error, tell us how you evaluated whether your disclosure controls and procedures where effective. You should also evaluate whether your disclosure controls and procedures and Internal Controls over Financial Reporting were effective as of December 31, 2013, if amendments to the 2013 Form 10-K are necessary.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                        Sincerely,

                        /s/ Stephen G. Krikorian

                        Stephen G. Krikorian
                        Accounting Branch Chief